UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of FEBRUARY, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   February 23, 2005                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                            FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------

NEWS RELEASE                                                   February 23, 2005



                        HALO RESOURCES FRANKFURT LISTING

VANCOUVER, BRITISH COLUMBIA, FEBRUARY 23, 2005 - Marc Cernovitch, President & CEO, of Halo Resources Ltd. (TSXV: HLO, OTCBB: HLOSF, FSE: HRL) is pleased to announce that its common stock has been accepted for listing and trading on the Frankfurt Stock Exchange.

The Frankfurt Stock Exchange trading symbol is "HRL" and the German securities code (WKN) is A0DQZ4. Additionally, Halo trades under the same symbol on XETRA (Electronic Dealing System).

"Listing on the Frankfurt Exchange will increase the profile of Halo Resources Ltd. with both private and institutional investors in Germany and across Europe," stated Mr. Mark Cernovitch, President and CEO of Halo Resources Ltd. "This opportunity to broaden our shareholder base comes at an excellent time for our company as we move into the next phase of our corporate growth initiative."

The Frankfurt Stock Exchange (FSE) is the largest of the eight German stock exchanges. Since the launch of Xetra it has offered its clients not only floor trading through brokers but also fully-electronic trading facilities, whereby orders from any point in the globe are automatically inputted into the order book on the central computer. The FSE is operated by Deutsche Borse AG. Visit the Frankfurt Stock Exchange at http://deutsche-boerse.com/.

Halo Resources Ltd. (TSX.V: HLO, OTC.BB: HLOSF, FSE: HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. Currently the Company has a treasury of $6.5 million, to carry forward its operations. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.
Website: www.halores.com -30-


ON BEHALF OF THE BOARD

/s/ MARC CERNOVITCH
----------------------
PRESIDENT & CEO

FOR MORE INFORMATION CONTACT:

Marc Cernovitch
President & CEO
Tel: 604-601-8208
Fax: 604-601-8209
mcernovitch@halores.com


  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.